RECEIVED

2005 NOV 21 P 12:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

05012746

SUPPL

Date November 17, 2005
Contact Martina C. Schuler

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martina C. Schuler

Carsten Barth
Corporate Communications

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

Enclosure

- **Unaxis to expand solar activities**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

Media release

Unaxis to expand solar activities

Global market leader in thin film silicon solar-cell technology

Pfäffikon SZ, November 17, 2005 – The Solar business unit of Unaxis, which the company has actively expanded in the recent past, is setting new standards in solar-cell technology. Its newly developed thin film solar cells can be produced at 30 percent less costs than traditional cells and, in contrast to conventional manufacturing processes, require only a fraction of the scarce raw material silicon. With their high energy yield and low cost of materials, these thin film solar cells have the potential to compete with traditional energy sources. That Unaxis is at the forefront with its innovative technology is also confirmed by its having been awarded the Swiss Solar Prize for 2005.

The first deposition unit for mass production of solar cells has already been installed at customer facilities, and further units are currently being produced. For the 2005 financial year, Unaxis expects that its solar activities will generate revenues in excess of CHF 20 million and is reckoning with higher growth rates as of 2006.

The flat panel display activities of Unaxis' Display Technologies division are to be discontinued. The division will be maintained solely as a parts and service organization that focuses primarily on maintaining the previously installed equipment located mainly in the Asian region. No divestiture is contemplated in this regard.

Commenting on these developments, Thomas Limberger, CEO of Unaxis, stated: "I am convinced that we at Unaxis, with our cutting-edge innovations in solar-cell technology and highly qualified team of employees, have created an outstanding point of departure for the company to participate in the front ranks of the strongly growing photovoltaics market."

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management AG

Carsten Barth

Tel. +41 58 360 96 05

Fax +41 58 360 91 93

media.relations@unaxis.com

investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.